
MEET
THE DRAPERS
BRAND ACCELERATOR
SEASON 3

helloWoofy™

Smart Marketing for Underdogs

Q4 2021 | arjun@hellowoofy.com

As a small business, it's hard being seen



62%
Of consumers visit a small business' website via social media, but few post often enough (time barrier).

126%
Uplift in leads to a small business via blogs but few blog often enough (quality content barrier).

500M+
Smart speakers but audio marketing too expensive for small businesses to compete on (tech barrier).

Universal scheduler to drive traffic



- Let the AI create content with you with perfect copy.
- Fill your smart library with evergreen content.
- Run long term TOF marketing campaign to social media, blogs and smart speakers.







Create New Post
What do you want to say?
English
Spanish
Social media is a great marketing tool tab
https://www.socialmediaexaminer.com/organic-social-content-marketing...
Quotes
"Every time he posts something new to Medium, he sends an email directing his email list to that post so that it generates claps."
+ add to post
Hashtags
URL Related
#TWITTER
#FACEBOOK
#CONTENT
#ONE
#LINKEDIN
#ALGORITHM
#MEDIUM
#ENGAGEMENT
Emojis
Post Date
Post Now
Select hour
Select Hour
+ADD PHOTO OR VIDEO
Images Related Hashtags
#SocialMedia
#Technology
#Instagram
#SocialMediaManager
#YoutubeVideos
#DigitalMarketing
#SocialMediaMarketing
#Facebook
Canva
PicMonkey
designbold
Choose your social account
CANCEL
SAVE DRAFT
POST

helloWoofy



Traction at HelloWoofy.com









Sales
~$50,000/m

ARR
$250,000+
$1,000,000+ projected by end of 2022

MRR
$4,516

LTV
$366 (Fiat)
$663 (Crypto)

Avg. Cart
$110 (Fiat)
$199 (Crypto)

2x Patent Issued



Timeline



DEC 2019 ● Platform Launched

DEC 2021 ● 6,000 Paying Members / 45 M API Calls

DEC 2021 ● $420,000 in Revenue

FEB 2022 ● 20+ Strategic Partner Integrations

DEC 2022 ● 30,000 Paying Members / $3.3 M in Revenue / 100 M API Calls

DEC 2023 ● 90,000 Paying Members / $9.9 M in Revenue / 300M API Calls

helloWoofy

We MAKE MONEY







86%
ANNUAL CONTRACTS

14%
MONTHLY CONTRACTS

15%
CHURN

At 30,000 members = $3.3M

The landscape





3.5B ACTIVE USERS on social media daily


50M BUSINESSES USE FACEBOOK to connect with customers




AUDIO MARKETING and smart speaker marketing since 2020 is on the rise


600M BLOGS OF 1.6B WEBSITES (37% Wordpress powered)


Competition lacks innovation / tech worth even patenting

helloWoofy

We impact underdogs

"HelloWoofy unleashes an AI brain to help fill up your social channels…"

Venture Beat

"HelloWoofy a play on AI [Driven] social media."

 Nasdaq

"I own a 7 figure agency and I love using HelloWoofy… It saves our team a ton of time."



Small Businesses' One Stop Shop for All Digital Marketing. More Data = Better AI



hello Woofy ™

	hello Woofy	Hootsuite	buffer	MeetEdgar	sprout social
Social Media Management	✓	✓	✓	✓	✓
Desktop Dashboard	✓	✓	✓	✓	✓
Smart Speaker Scheduling	✓	✗	✗	✗	✗
Mobile App	✓	⌣	⌣	✓	⌣
Recurrence/Automation	✓	✗	✗	✓	✗
Artificial Intelligence	✓	✗	✗	✗	✗
1st Party Data Insights/Trends	✓	✗	✗	✗	✗
Voice Assist/Colorblind Support	✓	✗	✗	✗	✗
AI Powered Blog Scheduling	✓	✗	✗	✗	✗
Autocomplete Posts (Patented)	✓	✗	✗	✗	✗
Basic Plans	$1-$99/m	$49+/m	$5+/m	$19-$49	$89+/m

Co-Creation: Integrated with Hootsuite (18M+ Pros)

hello Woofy

Led by experts, backed by leaders



ARJUN
FOUNDER + CEO



SUNIL
CTO / LEAD ENGINEER

DRAPER ASSOCIATES

QUAKE™
NEW YORK CITY

1517



hello Woofy
Thank you!

Ask for a demo.

Onboarding in 15 mins or less.

arjun@hellowoofy.com

